Exhibit 99.1

NHC Announces Virtual 2020 Annual Meeting of Shareholders

For release: April 24, 2020

Contact: Josh A. McCreary, SVP/General Counsel

Phone: (615) 890-2020

MURFREESBORO, Tenn. – National HealthCare Corporation (NYSE American: NHC), announced today that due to public health concerns caused by the COVID-19 pandemic, the Company has decided that it will be hosting its 2020 annual shareholder meeting in a virtual only format. No shareholders or guests will be able to attend the annual meeting in person.

The meeting will be held on Thursday, May 7, 2020, at 4:00 pm CDT. Shareholders of record on Friday, March 13, 2020, will be able to attend the virtual shareholder meeting by going to www.virtualshareholdermeeting.com/NHC2020 and entering the 16-digit control number found on your proxy card.

Guests may join the virtual shareholder meeting in a listen-only mode. No control number is required.

Additional details on participating in the annual shareholder meeting include the following:

●	Access the meeting platform beginning at 3:55 pm CDT on May 7, 2020;
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To submit a question during the meeting, visit

www.virtualshareholdermeeting.com/NHC2020, enter your 16-digit control number and type your question into the "Ask a Question" field and click "Submit"; and

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If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting login page. Technical support will be available beginning at 3:30 pm CDT on May 7, 2020 by calling 800-586-1548 (US) or 303-562-9288 (International).

Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy in advance by one of the methods described in the proxy materials for the annual meeting. Voting will also be available for shareholders during the virtual shareholder meeting by clicking on "Vote Here".

Forward-Looking Statements

Statements in this press release that are not historical facts are forward-looking statements. NHC cautions investors that any forward-looking statements made involve risks and uncertainties and are not guarantees of future performance. The risks and uncertainties are detailed from time to time in reports filed by NHC with the S.E.C., including Forms 8-K, 10-Q and 10-K, and include, among others, the following: liabilities and other claims asserted against us and patient care liabilities, as well as the resolution of current litigation; availability of insurance and assets for indemnification; national and local economic conditions; including their effect on the availability and cost of labor, utilities and materials; the effect of government regulations and changes in regulations governing the healthcare industry, including our compliance with such regulations; changes in Medicare and Medicaid payment levels and methodologies and the application of such methodologies by the government and its fiscal intermediaries; and other factors referenced or incorporated by reference in the S.E.C. filings. The risks included here are not exhaustive. All forward-looking statements represent NHC's best judgment as of the date of this release.

About NHC

NHC affiliates operate for themselves and third parties 75 skilled nursing facilities with 9,513 beds. NHC affiliates also operate 25 assisted living communities, five independent living communities, one behavioral health hospital, and 35 homecare programs. NHC's other services include Alzheimer's and memory care units, hospice services, pharmacy services, a rehabilitation services company, and providing management and accounting services to third party post-acute operators. Other information about the company can be found on our web site at www.nhccare.com.

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